Amended and Restated Term Sheet† To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 172-A-I dated July 31, 2009	Amended and restated term sheet to Product Supplement No. 172-A-I Registration Statement No. 333-155535 Dated January 13, 2010; Rule 433

Structured Investments	$ Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index due February 4, 2011

General

  The notes are designed for investors who seek unleveraged exposure to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index as described below. Investors should be willing to forgo interest payments and, if the Ending Underlying Value declines or does not appreciate from the Strike Value by at least 1.45%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 4, 2011*.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about January 20, 2010 and are expected to settle on or about January 25, 2010.

Key Terms

Underlying:	JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index (the “Commodity-IGAR 9 Conditional Long-Short” or the “Underlying”)
Payment at Maturity:	Payment at maturity will reflect the performance of the Underlying, minus the Deduction Amount. Your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 x (1 + Underlying Return) – Deduction Amount In no event, however, will the payment at maturity be less than $0.
You may lose some or all of your investment at maturity if the Ending Underlying Value declines from the Strike Value, or does not appreciate from the Strike Value by at least 1.45%.
Deduction Amount:	$14.50 for each $1,000 principal amount note
Underlying Return:	Ending Underlying Value – Strike Value Strike Value
Strike Value:

An Underlying value to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Value may or may not be the regular official Underlying closing value on the pricing date. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.

Ending Underlying Value:	The Underlying closing value on the Observation Date
Observation Date:	February 1, 2011*
Maturity Date:	February 4, 2011*
CUSIP:	48124AFG7
†

This amended and restated term sheet amends and restates the term sheet related hereto dated January 11, 2010 to product supplement no. 172-A-I in its entirety (the term sheet is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109210000092/e37500fwp.pdf).

*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 172-A-I or early acceleration in the event of a hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 172-A-I and in "Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes" in this amended and restated term sheet.

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 172-A-I and “Selected Risk Considerations” beginning on page TS-2 of this amended and restated term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 172-A-I and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-16 of the accompanying product supplement no. 172-A-I, as supplemented by “Supplemental Use of Proceeds” in this amended and restated term sheet.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this amended and restated term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this amended and restated term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 13, 2010

Additional Terms Specific to the Notes

You should read this amended and restated term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 172-A-I dated July 31, 2009. This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated January 11, 2010 in its entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 172-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  JPMorgan Commodity Investable Global Asset Rotator 9 Synthetic Strategy Rules dated July 31, 2009 (Current Rules effective as of August 24, 2009):
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003077/e36117fwp.pdf

  Product supplement no. 172-A-I dated July 31, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003075/e36115_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index

The Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index (the “Commodity-IGAR 9 Conditional Long-Short” or the “Underlying”).

The Commodity-IGAR 9 Conditional Long-Short was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Commodity-IGAR 9 Conditional Long-Short references the value of a synthetic portfolio selected from a limited universe of commodity sub-indices, each of which is a component of the S&P GSCITM Index (“S&P GSCITM”) and is intended to serve as a benchmark value for a particular commodity. The Commodity-IGAR 9 Conditional Long-Short is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. An excess return index reflects the returns that are potentially available through an uncollateralized investment in the contracts underlying such index, including any profit or loss realized when rolling such contracts.

Historical performance data for each sub-index is run through the Commodity-IGAR 9 Conditional Long-Short algorithms on a monthly basis. The algorithms test each sub-index’s performance and consistency. The performance algorithm tests the year-over-year performance for each sub-index, and the consistency tests filter out sub-indices that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

If on any monthly rebalancing date, the year-over-year performance of an equally weighted basket of the referenced universe of GSCI sub-indices is (a) positive and (b) consistently positive, the short leg of the Commodity-IGAR 9 Conditional Long-Short will be de-activated.

Up to twelve sub-indices that are ranked with the strongest positive performance and successfully pass the consistency test are assigned a conditional long-short target weight of one-twelfth (1/12) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-twelfth will apply to each of the strongest sub-indices even if their number is less than twelve. If the short leg of the Commodity-IGAR 9 Conditional Long-Short is not de-activated, up to twelve sub-indices that are ranked with the weakest negative performance and successfully pass the conditional short consistency test are assigned a conditional long-short target weight of minus one-twelfth (–1/12) in the synthetic portfolio until the next monthly rebalancing. The remaining constituents are assigned a weight of zero percent (0%).

The value of the Commodity-IGAR 9 Conditional Long-Short is the value of the synthetic portfolio, minus an adjustment factor deducted daily at an annual rate of 0.96%.

As of January 13, 2010, the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio contains twelve long positions in the S&P GSCI sub-indices referencing the following commodities: Aluminum, Brent Crude, Copper, Cotton, Gas Oil, Gasoline, Heating Oil, Nickel, Lead, Silver, Sugar and Zinc. As of the date of this amended and restated term sheet, the synthetic portfolio contains no short positions.

The value of the Commodity-IGAR 9 Conditional Long-Short is published each trading day under the Bloomberg ticker symbol “CMDT9CER”.

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT — The notes provide unleveraged exposure to the Commodity-IGAR 9 Conditional Long-Short, minus a Deduction Amount of $14.50 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index. The Commodity-IGAR 9 Conditional Long-Short references the value of a synthetic portfolio drawn from the constituent sub-indices of the S&P GSCITM using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive or negative trends in the U.S. dollar level of the constituents on the assumption that if certain constituents performed well in the past,

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	TS-1

they will continue to perform well in the future. See “The JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index” in the accompanying product supplement no. 172-A-I.

  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 172-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the S&P GSCITM constituent sub-indices, in any of the commodities whose futures contracts determine the levels of the S&P GSCITM constituent sub-indices or the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 172-A-I dated July 31, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes is linked to the performance of the Underlying minus the Deduction Amount of $14.50 per $1,000 principal amount note and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Strike Value, provided that the payment at maturity will not be less than zero. In addition, you may lose some of your investment at maturity even if the Ending Underlying Value has increased as compared to the Strike Level as described below in the next risk consideration.
  THE DEDUCTION AMOUNT WILL REDUCE YOUR FINAL PAYMENT — The notes are subject to a Deduction Amount of up to $14.50 per $1,000 principal amount note, which will be subtracted from your payment at maturity. Because the Deduction Amount will reduce your payment at maturity, even if the Underlying has appreciated, you will lose up to $14.50 per $1,000 principal amount note even if the Ending Underlying Value is greater than the Strike Level by less than 1.45%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	TS-2

  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the sub-indices included from time to time in the Commodity-IGAR 9 Conditional Long-Short, and thus the value of your notes, in unpredictable or unanticipated ways. The Commodity-IGAR 9 Conditional Long-Short provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the constituents of the Commodity-IGAR are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity-IGAR 9 Conditional Long-Short. The Commodity Futures Trading Commission has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. Such restrictions may result in the COMIGAR Calculation Agent exercising its discretionary right under the rules governing the Commodity-IGAR 9 Conditional Long-Short to exclude or substitute constituents of the Commodity-IGAR 9 Conditional Long-Short or modify the rules governing the Commodity-IGAR 9 Conditional Long-Short, which may, in turn, have a negative effect on the level of the Commodity-IGAR 9 Conditional Long-Short and your payment at maturity. Please see “The JPMorgan Core Commodity Investable Global Asset Rotator Excess Return — Extraordinary Events Affecting Commodity-IGAR 9 Conditional Long-Short and Constituent Sub-Indices” in the accompanying product supplement no. 172-A-I for more information. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 172-A-I for more information.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT’S MOMENTUM INVESTMENT STRATEGY — The Commodity-IGAR 9 Conditional Long-Short employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive and negative market price trends based on the supposition that consistent positive and negative market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Commodity-IGAR 9 Conditional Long-Short strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike, or has experienced price increases, but after which experiences a sudden price decline. Further, the rules of the Commodity-IGAR 9 Conditional Long-Short limit exposure to rapidly appreciating or depreciating sub-indices. This is because the Commodity-IGAR 9 Conditional Long-Short rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total long or short synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating or depreciating sub-index.
  THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT SYNTHETIC PORTFOLIO MAY HOLD FEW OR NO SUB-INDICES AND WILL NOT REPLICATE THE COMPONENTS OR WEIGHTINGS OF THE S&P GSCITM COMMODITY INDEX — Because the rules of the Commodity-IGAR 9 Conditional Long-Short limit the synthetic portfolio to holding only constituent sub-indices that have shown consistent positive or negative price appreciation, the synthetic portfolio may experience periods where it holds few or no constituent sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or be able to capture gains from other appreciating or depreciating assets in the market that are not included in the universe of constituent sub-indices. By contrast, the S&P GSCITM seeks to allocate weights based on the relative importance of component commodities within the overall economy. As a result, the Commodity-IGAR 9 Conditional Long-Short will not track an econometric-weighted commodity portfolio or assume constant exposure to commodity positions.
  OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT SUB-INDICES OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity contracts replicating the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short. The Commodity-IGAR 9 Conditional Long-Short synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituent sub-indices. Furthermore, the Commodity-IGAR 9 Conditional Long-Short synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituent sub-indices.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	TS-3

  THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE — The Commodity-IGAR 9 Conditional Long-Short employs a technique generally known as “long-short” strategy. As part of this strategy, if the short leg of the Commodity-IGAR 9 Conditional Long-Short is not de-activated, the sum of the absolute values of the conditional long-short target weights may be greater than 1 and, consequently, the Commodity-IGAR 9 Conditional Long-Short may include leverage. Where the synthetic portfolio is leveraged, any price movements in the commodity contracts replicating the constituent sub-indices may result in greater changes in the value of the Commodity-IGAR 9 Conditional Long-Short than if leverage was not used, which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Commodity-IGAR 9 Conditional Long-Short and, therefore, the value of your notes.
  BECAUSE THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT INDEX MAY INCLUDE NOTIONAL SHORT POSITIONS, THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT INDEX MAY BE SUBJECT TO ADDITIONAL RISKS — The Commodity-IGAR 9 Conditional Long-Short Index employs a technique generally known as “long-short” strategy. This means the Commodity-IGAR 9 Conditional Long-Short Index could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. Although the minimum payment at maturity is $0, it is possible that any notional short position included in the Commodity-IGAR 9 Conditional Long-Short may appreciate substantially with an adverse impact on the Commodity-IGAR 9 Conditional Long-Short value and your notes.
  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE CONSTITUENT SUB-INDICES OF THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT AND THE VALUE OF THE NOTES — The constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short are composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive “roll yield.” While many of the contracts included in the constituent sub-indices of the Commodity-IGAR 9 Conditional Long-Short have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the Commodity-IGAR 9 Conditional Long-Short. The presence of contango in the commodity markets, (i.e., where the prices for the relevant futures contract are higher in the distant delivery months than in nearby delivery months) could result in negative “roll yields,” which could adversely affect the value of the Commodity-IGAR 9 Conditional Long-Short and thus the value of notes linked to the Commodity-IGAR 9 Conditional Long-Short.
  THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT HAS A LIMITED OPERATING HISTORY — The Commodity-IGAR 9 Conditional Long-Short was established on February 13, 2009 (and its governing rules were amended on July 31, 2009 and effective as of August 24, 2009). Therefore, the Strategy has limited historical performance. Back-testing or similar analysis in respect of the Commodity-IGAR 9 Conditional Long-Short must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining the Commodity-IGAR 9 Conditional Long-Short values.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. The Underlying is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. An excess return index, such as the Underlying, reflects the returns that are potentially available through an uncollateralized investment in the contracts underlying such index, including any profit or loss realized when rolling such contracts. By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. Investing in the notes will therefore not generate the same return as one would obtain from investing directly in the relevant futures contracts or in a total return index related to such future contracts.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE REPORTED LEVEL OF THE COMMODITY-IGAR 9 CONDITIONAL LONG-SHORT WILL INCLUDE THE DEDUCTION OF AN ADJUSTMENT FACTOR — One way in which the Commodity-IGAR 9 Conditional Long-Short differs from a typical index is that its daily reported level includes a deduction from the aggregate values of its constituents of an adjustment factor assessed at an annual rate of 0.96%. This adjustment factor is deducted daily and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of the Commodity-IGAR 9 Conditional Long-Short will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Conditional Long-Short Index	TS-4

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as COMIGAR Calculation Agent – the entity that calculates the Commodity-IGAR 9 Conditional Long-Short values, and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the COMIGAR Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Underlying and the constituent sub-indices;
    the time to maturity of such notes;
    the market price of the physical commodities upon which the futures contracts that compose the constituent sub-indices are based;
    interest and yield rates in the market generally;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Commodity Investable Global Asset Rotator 9 Conditional Long-Short?

The following table illustrates the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume a Strike Value of 130 and reflect the Deduction Amount of $14.50 for each $1,000 principal amount note. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Underlying Return	$1,000 x (1 + Index Return)		Deduction Amount		Payment at Maturity

234.00	80.000%	$1,800.00	-	$14.50	=	$1,785.50
221.00	70.000%	$1,700.00	-	$14.50	=	$1,685.50
208.00	60.000%	$1,600.00	-	$14.50	=	$1,585.50
195.00	50.000%	$1,500.00	-	$14.50	=	$1,485.50
182.00	40.000%	$1,400.00	-	$14.50	=	$1,385.50
169.00	30.000%	$1,300.00	-	$14.50	=	$1,285.50
156.00	20.000%	$1,200.00	-	$14.50	=	$1,185.50
143.00	10.000%	$1,100.00	-	$14.50	=	$1,085.50
136.50	5.000%	$1,050.00	-	$14.50	=	$1,035.50
130.65	0.500%	$1,005.00	-	$14.50	=	$990.50
130.00	0.000%	$1,000.00	-	$14.50	=	$985.50
117.00	-10.000%	$900.00	-	$14.50	=	$885.50
104.00	-20.000%	$800.00	-	$14.50	=	$785.50
91.00	-30.000%	$700.00	-	$14.50	=	$685.50
78.00	-40.000%	$600.00	-	$14.50	=	$585.50
65.00	-50.000%	$500.00	-	$14.50	=	$485.50
52.00	-60.000%	$400.00	-	$14.50	=	$385.50
39.00	-70.000%	$300.00	-	$14.50	=	$285.50
26.00	-80.000%	$200.00	-	$14.50	=	$185.50
13.00	-90.000%	$100.00	-	$14.50	=	$85.50
0.00	-100.000%	$0.00	-	$14.50	=	$0.00†††

†††	The payment at maturity will not be less than $0.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The value of the Underlying increases from the Strike Value of 130 to an Ending Underlying Value of 136.50. Because the Ending Underlying Value of 136.50 is greater than the Strike Value of 130, the investor receives a payment at maturity of $1,035.50 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) – $14.50 = $1,035.50

Example 2: The value of the Underlying increases from the Strike Value of 130 to an Ending Underlying Value of 130.65. Even though the Ending Underlying Value of 130.65 is greater than the Strike Value of 130, because the Index Return is less than 1.45%, the investor receives a payment at maturity of $990.50 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 0.50%) – $14.50 = $990.50

Example 3: The value of the Underlying decreases from the Strike Value of 130 to an Ending Underlying Value of 104. Because the Ending Underlying Value of 104 is less than the Strike Value of 130, the investor receives a payment at maturity of $785.50 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -20%) – $14.50 = $785.50

Example 4: The value of the Underlying decreases from the Strike Value of 130 to an Ending Underlying Value of 0. Because the Ending Underlying Value of 0 is less than the Strike Value of 130, and because the payment at maturity per $1,000 principal amount note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

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Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested weekly Underlying closing values from January 7, 2005 through February 12, 2009, and the historical performance of the Underlying based on the weekly Underlying closing values from February 13, 2009 through January 8, 2010. The Underlying was established on February 13, 2009. The Underlying closing value on January 12, 2010 was 129.5281. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment at maturity. The data for the hypothetical back-tested performance of Commodity-IGAR 9 Conditional Long-Short set forth in the following graph was calculated on materially the same basis on which the performance of Commodity-IGAR 9 Conditional Long-Short is now calculated, but the number of S&P GSCITM sub-indices, and thus the universe of potential constituent sub-indices, has changed over time. For example, in January 1991, there were only 17 S&P GSCITM sub-indices. There are currently 24 sub-indices. Hypothetical daily performance data for Commodity-IGAR 9 Conditional Long-Short is net of an adjustment factor of 0.96% per annum.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

Supplemental Use of Proceeds

For purposes of the notes offered by this amended and restated term sheet, the second paragraph under “Use of Proceeds” in the accompanying product supplement no. 172-A-I is deemed to be replaced by the following paragraph:

“The original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed $35.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.”

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering.  The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes.  In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date.  In no event will that commission exceed $18.50 per $1,000 principal amount note.  See “Plan of Distribution” beginning on page PS-42 of the accompanying product supplement no. 172-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  In no event will the total amount of these fees exceed $18.50 per $1,000 principal amount note.

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